Exhibit 21.1

Subsidiaries of NSTAR

State of Incorporation
NSTAR Electric Company	Massachusetts
NSTAR Gas Company	Massachusetts
Hopkinton LNG Corp.	Massachusetts
Harbor Electric Energy Company	Massachusetts
BEC Funding LLC	Delaware
BEC Funding II, LLC	Delaware
CEC Funding, LLC	Delaware
NSTAR Communications, Inc.	Massachusetts
NSTAR Electric & Gas Corporation	Massachusetts
Advanced Energy Systems, Inc.	Massachusetts
Medical Area Total Energy Plant, Inc.	Massachusetts
MATEP, LLC	Delaware